UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 11-K

FOR ANNUAL REPORTS OF EMPLOYEE STOCK PURCHASE, SAVINGS AND SIMILAR PLANS PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

(Mark One)

☒	ANNUAL REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

☐	TRANSITION REPORT PURSUANT TO 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from ______________ to _______________

Commission file number:           1-7626

A.	Full title of the plan and address of the plan, if different from that of the issuer named below:

Sensient Technologies Corporation Savings Plan

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Sensient Technologies Corporation
777 East Wisconsin Avenue
Milwaukee, Wisconsin 53202-5304
(414) 271-6755

SENSIENT TECHNOLOGIES CORPORATION
SAVINGS PLAN

FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016 AND 2015,
SUPPLEMENTAL SCHEDULES AS OF DECEMBER 31, 2016, AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Report of Independent Registered Public Accounting Firm

The Benefits Administrative Committee
Sensient Technologies Corporation Savings Plan

We have audited the accompanying statements of net assets available for benefits of Sensient Technologies Corporation Savings Plan (the Plan) as of December 31, 2016 and 2015, and the related statement of changes in net assets available for benefits for the year ended December 31, 2016. The Plan’s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free from material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2016 and 2015, and the changes in net assets available for benefits for the year ended December 31, 2016, in accordance with accounting principles generally accepted in the United States of America.

The supplemental information in the accompanying schedules of Schedule H, Line 4a – Schedule of Delinquent Participant Contributions for the year ended December 31, 2016 and Schedule H, Part IV, Line 4i – Schedule of Assets (Held at End of Year) as of December 31, 2016 has been subjected to audit procedures performed in conjunction with the audit of Sensient Technologies Corporation Savings Plan’s financial statements. The supplemental information is presented for the purpose of additional analysis and is not a required part of the financial statements but includes supplemental information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental information is the responsibility of the Plan’s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information in the accompanying schedule, we evaluated whether the supplemental information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the supplemental information in the accompanying schedules is fairly stated in all material respects in relation to the financial statements as a whole.

/s/ Wipfli LLP

Milwaukee, Wisconsin
June 12, 2017

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
DECEMBER 31, 2016 AND 2015

	2016	2015
ASSETS:
Investments at fair value:
Interest in Sensient Technologies Corporation Master Trust	$155,353,392	$147,757,079

Contributions receivable	4,362,269	4,068,085
Contributions receivable correction	1,133,900	-
Notes receivable from participants	4,475,163	4,678,370
Total receivables	9,971,332	8,746,455

Net assets available for benefits	$165,324,724	$156,503,534

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
FOR THE YEAR ENDED DECEMBER 31, 2016

2016
ADDITIONS:
Net investment income from Sensient Technologies Corporation Master Trust	$13,516,467

Contributions:
Participants	8,161,260
Sensient Technologies Corporation	4,362,269
Sensient Technologies Corporation correction	1,133,900
Rollovers	1,452,271
Interest income on notes receivable from participants	213,318

Total additions	28,839,485

DEDUCTIONS:
Withdrawals and distributions	(19,992,576)
Administrative expenses	(25,719)

Total deductions	(20,018,295)

Net additions	8,821,190

Net assets available for benefits:
Beginning of year	156,503,534

End of year	$165,324,724

See notes to financial statements.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
FOR THE YEAR ENDED DECEMBER 31, 2016

Note A -	Description of the Plan:

The following description of the Sensient Technologies Corporation Savings Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more comprehensive description of the Plan’s provisions.

The Plan is a defined contribution plan sponsored by Sensient Technologies Corporation (the Company). Substantially all domestic employees of the Company, except for employees covered by collective bargaining agreements that do not expressly provide for participation in the Plan, are eligible to participate in the Plan, providing they are expected to work at least 1,000 hours in the following twelve month period. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA).

Employees who are hired (or rehired) on or after January 1, 2006, and on or before December 31, 2013, are automatically enrolled in the Plan at 2% of eligible compensation, and employees who are hired (or rehired) on or after January 1, 2014, are automatically enrolled at 4% of eligible compensation, unless the participant timely elects contributions at a different contribution percentage or elects not to participate in the Plan. Any participant automatically enrolled on or after January 1, 2010 (or rehired on or after such date), shall have his or her automatic deductions increase by an additional one percent on the first business day of February each year up to a maximum of 10 percent unless the participant timely elects contributions at a different contribution percentage or elects not to participate in the Plan.

The Plan accepts Roth elective deferrals made on behalf of participants. The participant’s Roth elective deferrals are allocated to a separate account maintained for such deferrals.

Employees can contribute a portion of their eligible compensation up to the maximum amount prescribed by law. Employees may also contribute amounts representing distributions from other qualified plans. Employee contributions are 100% vested at all times. Company matching contributions are 100% vested at all times. The Company intends to contribute an amount sufficient to provide 100% matching of the first 4% of eligible compensation contributed to the Plan by those employees who made contributions during the Plan year.

Amounts that have been forfeited in accordance with provisions of the Plan serve to reduce Company contributions. In 2016, there were no forfeitures used to reduce the Company contributions.

Participants may elect an in-service withdrawal on or after attaining age 59 ½.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note A -	(Continued)

The administration of the Plan is the responsibility of the Benefits Administrative Committee (the Committee), which is appointed by the Finance Committee of the Company’s Board of Directors. The assets of the Plan are maintained in the Sensient Technologies Corporation Master Trust (Master Trust), which is administered under a Master Trust agreement (as described in Note C) with Fidelity Management Trust Company (the Trustee or Fidelity). The Trustee is responsible for maintaining the Master Trust assets and, generally, performing all other acts deemed necessary or proper to fulfill its responsibility as set forth in the Master Trust agreement pertaining to the Plan.

Participants direct the investment of their account balance from both participant and Company contributions, into various investment options offered by the Plan. Participants may revise their investment allocations daily. If a participant is automatically enrolled, his or her contributions are invested in the applicable life cycle fund based on the participant’s age until the participant changes his or her election.

Individual accounts are maintained by the Trustee for each Plan participant. Each participant’s account is credited with the participant’s contribution, the Company’s matching contribution, and an allocation of Plan income and charged with withdrawals and an allocation of Plan losses. Allocations are based on participant earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

The Plan allows participants to borrow funds from their account through the loan fund, up to 50% of their vested balance up to a maximum of $50,000 less any other outstanding loans in the Plan. The minimum loan allowable is $1,000. Payroll deductions are required to repay the loan over one to five years, or longer if the loan is used to acquire a principal residence. Loans bear interest at a rate of 1.5% above the prime rate at the end of the previous quarter. Unless loans are repaid in full 90 days after the time of retirement or termination, the amount of the loan becomes taxable income to the participant. Interest rates on loans outstanding at December 31, 2016 and 2015, ranged from 4.75% to 9.75%.

Upon separation from service with the Company due to retirement or termination, and if the participant’s vested account balance is greater than $5,000, the participant may receive his or her benefits in a lump-sum cash payment, lump-sum rollover into an IRA or another employer’s eligible retirement plan, or defer receiving benefits until a future date. A participant whose vested account balance is greater than $1,000, but equal to or less than $5,000, may elect to receive a lump-sum distribution or a direct rollover to an individual retirement account, which will be established by the Company for the participant. A participant whose vested account balance is $1,000 or less will automatically receive a lump-sum distribution equal to his or her vested account balance. If the separation from service is due to permanent disability or death the entire vested account balance is available to the participant or beneficiary (ies).

Hardship withdrawals may be authorized by the Committee in the event of financial hardship of the participant. Such distributions are made in accordance with written policies and procedures, as set forth in accordance with the Internal Revenue Code (the Code), Treasury regulations, and applicable law.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note B -	Accounting Policies:

Although it has not expressed any intention to do so, the Company has the right to amend the Plan, discontinue contributions at any time, and to terminate the Plan subject to the provisions set forth in ERISA.

The financial statements of the Plan are prepared on an accrual basis in accordance with generally accepted accounting principles in the United States.

Certain administrative expenses incurred by the Plan are paid by the Company on behalf of the Plan or from Plan assets as determined by the Committee.

The preparation of financial statements in conformity with generally accepted accounting principles in the United States requires management to make estimates that affect the amounts reported in the financial statements and accompanying notes and supplemental schedules. Actual results could differ from those estimates.

As of December 31, 2016, the Plan recorded a receivable of $1,133,900 to correct an error from 2006 to 2016. The correction is a result of an inadvertent exclusion of some seasonal employees from Plan enrollment. The receivable correction included an estimate of employee and employer contributions for this period of $833,900, and an estimate of lost earnings on such contributions of $300,000. The exclusion was communicated to the affected employees early in 2017 and the receivable will be funded in 2017. The impact of this error was limited to the seasonal employees and did not have an impact on either the contributions or the earnings of any other participants. Because of the limited impact of this error and the prompt communication to the affected employees, the Plan concluded that the error was not material to prior years’ financial statements and corrected the error in 2016.

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. Related fees are recorded as administrative expenses and are expensed when they are incurred. No allowance for credit losses has been recorded as of December 31, 2016 or 2015. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced and a benefit payment is recorded.

In May 2015, the Financial Accounting Standards Board (FASB) issued Accounting Standards Update (ASU) 2015-07, Fair Value Measurement (Topic 820): Disclosures for Investments in Certain Entities That Calculate Net Asset Value per Share (or Its Equivalent), which exempts investments measured using the net asset value practical expedient in ASC 820, Fair Value Measurement, from categorization within the fair value hierarchy. The Plan’s management adopted the above amendment in the 2016 plan year. All periods presented reflect the adoption of the standard.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note B -	(Continued)

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), and Health and Welfare Benefit Plans (Topic 965). The purpose of this ASU is to simplify plan accounting.

-
The amendments in Part II of this ASU eliminate the requirements for plans to disclose (1) individual investments that represent 5 percent or more of net assets available for benefits and (2) the net appreciation or depreciation for investments by general type for both participant-directed investments and nonparticipant-directed investments. The net appreciation or depreciation in investments for the period are still required to be presented in the aggregate. In addition, if an investment is measured using the net asset value per share (or its equivalent) practical expedient in Topic 820 and that investment is in a fund that files a U.S. Department of Labor Form 5500, Annual Return/Report of Employee Benefit Plan, as a direct filing entity, disclosure of that investment’s strategy is no longer required.

The Plan adopted amendments in Part II of this ASU for the 2016 plan year, and the amendments were retrospectively applied to all periods presented. The impact of adopting these amendments is reflected in the financial statements.

Note C -	Master Trust:

The Plan’s investments are held by the Master Trust, commingled with the investments of the Sensient Technologies Corporation Retirement Employee Stock Ownership Plan (ESOP). Use of the Master Trust permits the commingling of assets of various employee benefit plans for investment and administrative purposes. Each participating plan’s interest in the investment funds of the Master Trust is based on account balances of the participants and their elected investment funds.

The Master Trust assets are allocated among the participating plans by assigning to each plan those transactions (primarily contributions, benefit payments, and plan-specific expenses) that can be specifically identified and by allocating among the plans, in proportion to the fair value of the assets assigned to each plan, income, and expenses resulting from the collective investment assets of the Master Trust.

Investments held by the Plan are stated at fair value. Fair value is defined as the price that would be received to sell an asset, or paid to transfer a liability, in an orderly transaction between market participants at the measurement date (an exit price). The stock fund is a unitized fund, which consists of Sensient common stock and short-term cash equivalents that provide liquidity for trading. The common stock is valued at the closing price reported on the major market on which the individual securities are traded and the short-term cash equivalents are valued at cost, which approximates fair value. The shares of mutual funds are valued at quoted market prices, which represent the net asset value (NAV) of shares held by the Plan at year-end. The common collective trust fund is valued at NAV provided by the administrator of the fund. The NAV of the common collective trust fund is based on underlying assets owned by the fund, minus its liabilities, and then divided by the number of units outstanding.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note C -	(Continued)

Purchases and sales of investments are recorded on a trade-date basis. Interest income is accrued when earned. Dividend income is recorded on the ex-dividend date. Capital gain distributions are included in dividend income. Net appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

The Master Trust invests in various securities. Investment securities, in general, are exposed to various risks, such as interest rate, credit, and overall market volatility. Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such change could materially affect participants’ account balances and the amounts reported in the financial statements.

The fair value of the net assets of the Master Trust as of December 31, 2016 and 2015, is as follows:

	2016	2015

Sensient Technologies Corporation stock fund	$81,356,107	$72,064,366
Mutual funds	131,448,221	124,177,496
Common collective trust fund measured at NAV	11,974,236	12,845,491

Net assets in Master Trust	$224,778,564	$209,087,353

Plan’s investment in Master Trust as a percent of total	69.11%	70.67%

The net investment income of the Master Trust for the year ended December 31, 2016, is as follows:

2016

Dividends on Sensient Technologies Corporation stock fund	$1,152,628
Interest and other dividends	4,485,875
Net appreciation of investments based on quoted market prices	22,035,935

Net investment income of Master Trust	$27,674,438

Plan’s equity in net investment income of the Master Trust	$13,516,467

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note C -	(Continued)

During the year ended December 31, 2016, net appreciation of the investments held by the Master Trust (including gains and losses on investments bought, sold or held during the year) is as follows:

2016

Sensient Technologies Corporation stock fund	$17,292,257
Mutual funds	4,743,678

Net appreciation in fair value of investments – Master Trust	$22,035,935

Note D -	Income Tax Status:

The Plan has received a determination letter from the Internal Revenue Service (IRS) dated October 19, 2011, stating that the Plan is qualified under Section 401(a) of the Code and, therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualification. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes that the Plan, as amended, is qualified and the related trust is tax exempt.

Note E -	Benefits Payable:

As of December 31, 2016 and 2015, the Plan had benefits payable to persons who elected to withdraw from participation in the earnings and operations of the Plan, but had not yet been paid, of $448,885 and $329,246, respectively.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note F -	Related Parties and Parties-in-Interest:

The Plan holds shares of mutual funds and units of a common collective trust fund in a Master Trust, managed by the Trustee of the Plan. The Plan also invests in common stock of the Company through a unitized stock fund held by the Master Trust. The unitized stock fund held 1,027,525 and 1,140,723 shares of Sensient Technologies Corporation common stock at December 31, 2016 and 2015, respectively. During the years ended December 31, 2016 and 2015, purchases of shares by the Master Trust totaled $2,812,682 and $3,524,706, respectively. Sales of shares by the Master Trust totaled $11,022,590 and $8,018,858, respectively. These transactions qualify as related party transactions; however, they are exempt from the prohibited transactions rules under ERISA. The Plan pays fees to Fidelity for investment management, recordkeeping, and other administrative services.

Note G -	Fair Value Measurements:

As of December 31, 2016 and 2015, the Plan’s only assets and liabilities subject to ASC 820, Fair Value Measurement, are Sensient Technologies Corporation stock fund, mutual fund investments, and a common collective trust fund held by the Master Trust. The fair value of Sensient Technologies Corporation stock fund and mutual funds are based on December 31, 2016 market quotes (Level 1 inputs). The common collective trust fund is measured at fair value using net asset value per share as a practical expedient.

The Company is required to categorize the Master Trust’s assets based on the following fair value hierarchy:

Level 1: Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2: Inputs other than quoted prices included in Level 1 that are observable for the asset or liability through corroboration with observable market data.

Level 3: Unobservable inputs that reflect the reporting entity’s own assumptions.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note G -	(Continued)

The following table sets forth by level, within the fair value hierarchy, the Master Trust’s assets at fair value as of December, 31, 2016 and 2015:

December 31, 2016	Level 1	Level 2	Total
Sensient Technologies Corporation stock fund	$81,356,107	$-	$81,356,107

Mutual Funds	131,448,221	-	131,448,221

Total assets in the fair value hierarchy	$212,804,328	$-	$212,804,328

Common collective trust fund (A)	-	-	11,974,236

Total assets at fair value	$212,804,328	$-	$224,778,564

December 31, 2015	Level 1	Level 2	Total
Sensient Technologies Corporation stock fund	$72,064,366	$-	$72,064,366

Mutual Funds	124,177,496	-	124,177,496

Total assets in the fair value hierarchy	$196,241,862	$-	$196,241,862

Common collective trust fund (A)	-	-	12,845,491

Total assets at fair value	$196,241,862	$-	$209,087,353

(A)
In accordance with ASC Subtopic 820-10, Fair Value Measurement-Overall, certain investments that were measured at fair value using net asset value per share as a practical expedient have not been classified in the fair value hierarchy. The fair value amounts presented in the table are intended to permit reconciliation of the fair value hierarchy to the line items presented in the statement of net assets available for benefits. This category includes a common collective trust fund that is designed to deliver safety and stability by preserving principal and accumulating earnings. This fund is primarily invested in guaranteed investment contracts and synthetic investment contracts. Participant-directed redemptions have no restrictions; however, the Plan is required to provide a one-year redemption notice to liquidate its entire share in the fund.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS (CONTINUED)
FOR THE YEAR ENDED DECEMBER 31, 2016

Note H -	Reconciliation of Financial Statements to Form 5500:

The following is a reconciliation of net assets available for benefits per the financial statements to the Form 5500:

	December 31
	2016	2015

Net assets available for benefits per the financial statements	$165,324,724	$156,503,534
Adjustment from contract value to fair value	-	65,260
Benefits payable	(448,885)	(329,246)
Net assets available for benefits per the Form 5500	$164,875,839	$156,239,548

The following is a reconciliation of the net change in net assets available for benefits per the financial statements to the Form 5500 for the year ended December 31, 2016:

Net additions in net assets available for benefits per the financial statements	$8,821,190
Net adjustments from contract value to fair value, prior year	(65,260)
Benefits payable	(119,639)
Net additions in net assets available for benefits per the Form 5500	$8,636,291

SUPPLEMENTAL SCHEDULES
FURNISHED PURSUANT TO
DEPARTMENT OF LABOR’S RULES AND REGULATIONS

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4a
SCHEDULE OF DELINQUENT PARTICIPANT CONTRIBUTIONS	Plan 006
FOR THE YEAR ENDED DECEMBER 31, 2016	EIN 39-0561070

	Total that Constitute Nonexempt Prohibited Transactions
Participant Contributions Transferred Late to Plan	Contributions Not Corrected		Contributions Corrected Outside VFCP		Contributions Pending Correction in VFCP	Total Fully Corrected Under VFCP and PTE 2002-51
Check here if Late Participant Loan Repayments are included: ☐	$-		$833,900	(1)	$-	N/A
	$-		$22,100	(2)	$-	N/A
	$8,000	(3)	$-		$-	N/A

(1)
As of December 31, 2016, the Company recorded a receivable correction related to a correction for periods from 2006 to 2016. This correction is a result of the inadvertent exclusion of some seasonal employees from Plan enrollment. The receivable correction included an estimate of employee and employer contributions for this period of $833,900, and an estimate of lost earnings on such contributions of $300,000. On June 1, 2017, the Company remitted the delinquent contributions of $833,900. The lost earnings on the delinquent contributions will be funded in 2017.

(2)
During 2016, it was discovered that the Company unintentionally excluded contributions on terminated employees’ unused vacation payouts. On December 31, 2016, the Company remitted the delinquent contributions of $22,100, and on February 8, 2017, remitted $3,550 for lost earnings on the delinquent contributions.

(3)
During 2016, it was discovered that the Company unintentionally excluded contributions on several California employees’ sick pay. The Plan documents specify that sick pay shall be included in eligible compensation. The delinquent contributions will be funded in 2017.

SENSIENT TECHNOLOGIES CORPORATION SAVINGS PLAN

FORM 5500, SCHEDULE H, PART IV, LINE 4i
SCHEDULE OF ASSETS (HELD AT END OF YEAR)	Plan 006
DECEMBER 31, 2016	EIN 39-0561070

(a)	(b)	(c)	(d)	(e)
	Identity of Issuer, Borrower, Lessor or Similar Party	Description of Investment	Cost	Current Value

*	Participant Loans	Participant borrowings against their individual account balances, interest rates ranging from 4.75% to 9.75%, and varying maturity dates through 2035. (661 loans outstanding)	$-	$4,475,163

*Party-in-interest

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefits plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Sensient Technologies Corporation Savings Plan

Date: June 12, 2017	By: /s/ John J. Manning
	Name:	John J. Manning
	Title:	Vice President, General Counsel & Secretary

EXHIBIT INDEX

Exhibit No.	Description

Exhibit 23.1	Consent of Independent Registered Public Accounting Firm